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                            January 8, 2021

       Eifion Jones
       Senior Vice President and Chief Financial Officer
       Hayward Holdings, Inc.
       400 Connell Drive
       Suite 6100
       Berkeley Heights, NJ 07922

                                                        Re: Hayward Holdings,
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted December
14, 2020
                                                            CIK No. 0001834622

       Dear Mr. Jones:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 Confidentially Submitted on December 14, 2020

       A Message from Hayward President and CEO Kevin Holleran, page iv

   1. We note you intend to provide your trade customer retention rate for 2020. Please revise to disclose how this
measure is calculated, and include the rate for 2019 to provide comparability between
periods.
 Eifion Jones
FirstName  LastNameEifion Jones
Hayward Holdings, Inc.
Comapany
January    NameHayward Holdings, Inc.
        8, 2021
January
Page 2 8, 2021 Page 2
FirstName LastName
Resilient, Strong Financial Performance, page 8

2. You present growth in net sales, adjusted EBITDA, and adjusted free cash flow from 2012 to 2020. Please explain the significance of presenting such measures for this time period and why you chose 2012 as the baseline year. Tell us whether the trend has been consistent over the entire measurement period and provide appropriate context regarding any material changes to these metrics on a year-by-year basis. Prospectus Summary
Grow Additional Share in the International and Commercial Markets, page 9

3. We note your disclosure here and elsewhere that you have an estimated 30% market share of the North American residential pool market, as well as an estimated #3 share in Europe and #4 in Australia. Please tell us how you estimated these figures and what source you relied on to determine market share.
Risk Factors, page 22

4. We note that you are an emerging growth company. Please add a risk factor that discusses the reduced disclosure requirements applicable to emerging growth companies.
We have identified material weaknesses in our internal control over financial reporting, page 45

5. Please revise to describe what steps management has taken to remediate the identified material weaknesses in your internal control over financial reporting and what remains to be completed in your remediation efforts. Also, disclose how long you estimate it will take to complete your plans and disclose any associated material costs that you have incurred or expect to incur.
Management   s Discussion and Analysis of Financial Condition and Results of
Operations
Our Company, page 62

6. You state that approximately 74% of fiscal 2019 net sales were recurring in nature. Please revise to clarify, if true, that you are referring to your aftermarket product sales or explain how these two differ. Also, explain here what you mean by "recurring" and disclose the typical time period over which such revenues recur.
Non-GAAP Reconciliation, page 70

7. You state that you present various non-GAAP measures as you believe they provide investors with useful information regarding your historical operating results and allow for a more complete analysis of your results of operations. Please revise to explain further why these measures are useful to investors in analyzing your historical operations and how management uses these measures in evaluating your business strategies. Refer to
         Item 10(e)(1)(i)(C) and (D) of Regulation S-K.
 Eifion Jones
Hayward Holdings, Inc.
January 8, 2021
Page 3
8. We note that adjustment (d) to your adjusted EBITDA measure is net of operating losses generated in fiscal 2019 relating to an early stage product acquired in 2018. Please tell us the amount included in this adjustment that is related to such losses. Explain further what this adjustment represents and how it complies with the non-GAAP C&DIs, with specific reference to Question 100.04.
9. We note that you present a measure of adjusted EBITDA within your reconciliation of adjusted free cash flow. As you begin this reconciliation with net cash provided by operating activities, it appears that you are presenting a liquidity measure. Pursuant to
         Item 10(e)(1)(ii)(A) of Regulation S-K, a non-GAAP liquidity measure, other than
         EBITDA, cannot exclude charges that require cash settlement. Please revise your reconciliation of free cash flow and ensure that your non-GAAP liquidity measure does not exclude charges or liabilities that required or will require cash settlement. Refer to
         Question 102.07 of the non-GAAP C&DIs.
10. Notwithstanding the above, we note your disclosure of adjusted free cash flow and adjusted free cash flow conversion rate on page iv and elsewhere throughout the filing without presentation of the most comparable GAAP measure with equal or greater prominence. Should you chose to continue to include these two measures, please revise accordingly. Similar revisions should be made with regards to your adjusted EBITDA margin on page 19. Lastly, you discuss the CAGR in adjusted EBITDA on page 1 and elsewhere without discussing the CAGR for net income. Refer to Item 10(e)(1)(i) of
         Regulation S-K and Question 102.10 of the Non-GAAP C&DIs.
Business, page 82

11. You state that you have the #1 Rated Pumps in Energy Efficiency. Please provide the source of this rating.
Executive Compensation, page 109

12. Please provide executive compensation for the year ended December 31, 2019. Note that executive compensation disclosure for the year ended December 31, 2019 is required to be included in your registration statement as that information previously was required to be provided in response to a Commission filing requirement. Refer to Instruction 1 to Item
         402(c) of Regulation S-K.
Certain Relationships and Related Party Transactions, page 121
FirstName LastNameEifion Jones
13. Please disclose whether the amended Stockholders Agreement will provide any rights to
Comapany    NameHayward
       the Sponsors         Holdings,
                      to appoint membersInc.of the board of directors. We note that several of your
Januarycurrent
         8, 2021board
                 Pagemembers
                        3        are affiliated with your Sponsors.
FirstName LastName
 Eifion Jones
FirstName  LastNameEifion Jones
Hayward Holdings, Inc.
Comapany
January    NameHayward Holdings, Inc.
        8, 2021
January
Page 4 8, 2021 Page 4
FirstName LastName

Notes to Consolidated Financial Statements
Note 3. Revenue Recognition, page F-14

14. You state that some arrangements include an annual incentive agreement, which provide for rebates, incentives and other discounts. Please revise here to include a discussion of your accounting for such incentives including the method, inputs and assumptions used to estimate such variable consideration. Refer to ASC 606-10-32-5 to 32-8.
15. You state that the transaction price in certain arrangements is allocated between the product sale and the reward program points based on the relative stand-alone selling price. Please revise here to disclose the methods and assumptions used to determine standalone selling price for each of your performance obligations. Refer to ASC 606-10-
         32-32 to 32-34.
16. We note your early-buy program offers favorable, extended payment terms. Please revise to disclose what your typical payment terms are as well as the favorable terms allowed under this program.
Note 12. Operating Segment and Related Information, page F-25

17. You state that sales are driven by product and geographic segment mix. Tell us how you considered the guidance in ASC 280-10-50-40 to provide revenue from each product or service. At a minimum, revise to provide product sales from new pool construction versus aftermarket sales both here and in your results of operations discussion or explain why you believe such disclosure is not necessary. Refer also to Item 303(a)(3) of Regulation
         S-K.
13. Earnings per Share, page F-26

18. Please tell us how the dividends paid on Class C common shares were factored into your calculations of net income attributable to Class A and Class B shareholders. Refer to ASC
         260-10-45-60B. Also, explain why EPS for Class A common stock is not included here or on the face of the income statement. Refer to ASC 260-10-45-59A and 45-60.
Note 15. Stockholders' Equity, page F-27

19. You state here that the Class C common stock will be redeemed for an aggregate purchase price of $1.00 per share less any dividends paid; however, your discussion of the
         Reclassification transaction refers only to the $1.00 redemption price. Please tell us what impact, if any, the dividends paid to date on the Class C common stock will have on the redemption price and revise your disclosures as necessary to clarify this apparent inconsistency. Also, throughout the filing you refer to the conversion of Class A common stock. Please revise here to discuss all the pertinent rights and privileges to your outstanding securities including the conversion terms for your Class A common stock. Refer to ASC 505-10-50-3.
 Eifion Jones
Hayward Holdings, Inc.
January 8, 2021
Page 5
16. Stock-based Compensation, page F-28

20. Please provide us with a breakdown of all stock options and restricted stock awards granted to date in fiscal 2020 and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period-to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
21. Please revise to further describe the performance and market conditions for each of the stock option and restricted stock performance-based awards with market conditions.
         Clarify whether the completion of this offering will satisfy any of the performance conditions and, if applicable, disclose the amount of stock-based compensation expense that will be recorded upon completion of such event.
18. Acquisition and Restructuring Related Income, Net, page F-32

22. We note you leased-back real estate sold in 2019 to allow for the orderly restructuring of your discontinued manufacturing and distribution operations at this facility. Please describe the degree to which you had any continuing involvement in these operations during the lease period. To the extent you retained more than a minor part in the use of
         the property or operations, tell us how you determined the accounting for the gain on sale.
         Refer to ASC 840-40-25-3.
Note 20. Condensed Financial Information of Registrant (Parent Company Only), page F-33

23.      You state that the ability of Hayward Holdings, Inc.   s operating
subsidiaries to pay
         dividends may be restricted due to terms of the subsidiaries    first
and second lien term
         loans and ABL credit agreements. Please revise to describe the most significant restrictions on payments of dividends, indicating their sources, pertinent provisions and the amount of retained earnings or net income restricted or free of restrictions. Refer to Rule 4-08(e) of Regulation S-X.
General

24. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameEifion Jones
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameHayward
       present               Holdings,inInc.
               to potential investors    reliance on Section 5(d) of the
Securities Act, whether or
Januarynot
        8, they
           2021retain
                 Page 5copies of the communications.
FirstName LastName
 Eifion Jones
FirstName  LastNameEifion Jones
Hayward Holdings, Inc.
Comapany
January    NameHayward Holdings, Inc.
        8, 2021
January
Page 6 8, 2021 Page 6
FirstName LastName
        You may contact Brittany Ebbertt, Staff Accountant, at (202) 551-3572 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Staff
Attorney, at (202) 551-6711 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      Rachel Phillips